EXHIBIT 21.1

LIST OF SUBSIDIARIES OF MEDALLION FINANCIAL CORP.

Name	Jurisdiction of Incorporation or Formation
Medallion Funding Corp.	New York

Business Lenders, LLC	Delaware

Medallion Capital, Inc.	Minnesota

Medallion Business Credit, LLC	Delaware

Freshstart Venture Capital Corp.	New York

Medallion Bank	Utah

MedOreo Corp., Inc.	New York